FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of November, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


        All relevant boxes should be completed in block capital letters.


-----------------------------------------------------------------------------------------------
  1.  Name of company                          2.  Name of shareholder having a major
                                                   interest

      COLT Telecom Group plc                       Fidelity International Limited

-----------------------------------------------------------------------------------------------
  3.  Please state whether notification        4.  Name of the registered holder(s) and, if
      indicates that it is in respect of           more than one holder, the number of shares
      holding of the shareholder named in 2        held by each of them
      above or in respect of a non-beneficial
      interest or in the case of an
      individual holder if it is a holding of
      that person's spouse or children under       Fidelity International Limited
      the age of 18

-----------------------------------------------------------------------------------------------
  5.  Number of shares  6.  Percentage of      7.  Number of shares/     8.  Percentage of
      /amount of stock      issued class (any      amount of stock           issued class
      acquired              treasury shares        disposed                  (any treasury
                            held by company                                  shares held by
      1,000,000             should not be                                    company should
                            taken into                                       not be taken
                            account when                                     into account
                            calculating                                      when calculating
                            percentage)                                      percentage)

                            0.066%
-----------------------------------------------------------------------------------------------
 9.  Class of security                         10.  Date of              11.  Date company
                                                    transaction               informed
     Ordinary                                       28th October 2004         29th October
                                                                              2004
-----------------------------------------------------------------------------------------------
 12.  Total holding following this              13.  Total percentage holding of issued class
      notification                                   following this notification (any
                                                     treasury shares held by company should
                                                     not be taken into account when
                                                     calculating percentage)

      105,841,957                                    7.005%
-----------------------------------------------------------------------------------------------
 14.  Any additional information              15.  Name of contact and telephone number for
                                                   queries

                                                   Adrian Goodenough
                                                   020 7947 1677
-----------------------------------------------------------------------------------------------
 16.  Name and signature of authorised company official
      responsible for making this notification
      Adrian Goodenough


Date of notification 1st November 2004
-----------------------------------------------------------------------------------------------


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 01 November, 2004                               COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary